Exhibit 4.9

OPTION AGREEMENT

This Option Agreement (this “Agreement”), dated and effective February 4, 2021, is between Grown Rogue Unlimited, LLC, an Oregon limited liability company (“GRU”), and J. Obie Strickler (“Strickler”). GRU and Strickler are referred to in this Agreement collectively as the “Parties” and each individually as a “Party.”

RECITALS

A. Canopy Management, LLC, a Michigan limited liability company (“Canopy”) has entered into that certain Option to Purchase Controlling Interest, dated and effective February 4, 2021 (the “Option Agreement”), among Canopy, Golden Harvests LLC, a Michigan limited liability company (“GH”), David Pleitner (“David”), and Allan Pleitner (“Allan” and together with David, the “GH Members”), pursuant to which, among other things, Canopy acquired an option to purchase 60% of the membership interests of GH from the GH Members.

B. Strickler owns 92.5% of the issued and outstanding equity interests in Canopy.

C. Strickler wishes to grant to GRU, and GRU wishes to accept from Strickler, an option to purchase 87% of the issued and outstanding equity interests in Canopy owned by Strickler (the “Subject Strickler Interest”). For the avoidance of doubt, the remaining 5.5% of the issued and outstanding equity interests in Canopy owned by Strickler is not subject to the Purchase Option (as defined below) or otherwise encumbered by this Agreement.

AGREEMENT

For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

1. Recitals. The above recitals are incorporated as a material and contractual term of this Agreement.

2. Grant of Option to Purchase. On the terms, and subject to the conditions, set forth in this Agreement, Strickler hereby grants to GRU, and GRU hereby acquires and accepts from Strickler, an option to purchase the Subject Strickler Interest from Strickler (the “Purchase Option”). GRU may assign or transfer the Purchase Option to any Affiliate (as defined below) of GRU without the consent of, or notice to, Strickler. Subject to the provisions in this Agreement, title to, and all rights (voting, economic, and otherwise) with respect to, the Subject Strickler Interest shall remain with Strickler unless and until GRU exercises the Purchase Option pursuant to this Agreement. For purposes of this Agreement, an “Affiliate” of a person or entity means any other person or entity that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such person or entity, where the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person or entity, whether through the ownership of voting securities, by contract or otherwise.

Option Agreement

3. Exercise of Purchase Option. Subject to Section 4 of this Agreement, GRU may exercise the Purchase Option at any time by giving written notice to Strickler that GRU is exercising the Purchase Option and delivering payment for the Subject Strickler Interest to Strickler pursuant to Section 5 of this Agreement.

4. Conditions to Exercise of Purchase Option. GRU may only exercise the Purchase Option once GRU has received all licensing and other regulatory or governmental approvals from the State of Michigan necessary to operate, or to own an equity interest in an entity that operates, a cannabis business in the State of Michigan.

5. Purchase Option Consideration. In consideration for the Purchase Option, and for the purchase of the Subject Strickler Interest upon exercise of the Purchase Option pursuant to Section 3 of this Agreement, GRU will pay to Strickler all amounts payable by Canopy to the GH Members under the Option Agreement when and as such amounts are due and payable under the Option Agreement.

6. Miscellaneous. The headings of the sections in this Agreement are for convenience of reference only and are not to be considered in construing or interpreting this Agreement. All pronouns contained in this Agreement shall be deemed to refer to the masculine, feminine, and neutral, singular or plural, as the identity of the Parties may require. Each provision of this Agreement will be viewed as separate and divisible, and if any provision of this Agreement is held to be invalid or unenforceable, the remaining provisions will continue to be in full force and effect. This Agreement is binding on the successors and permitted assigns of the Parties. This Agreement shall be governed by the internal laws of the State of Oregon. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The Parties agree that signatures delivered by PDF attachment or other electronic means shall be as fully binding as delivery of an original signature. This Agreement contains the entire agreement between the Parties and supersedes any and all prior written or oral agreements. This Agreement cannot be modified or amended except by means of writing signed by both Parties and no provision of this Agreement may be waived except in a writing signed by the Party against whom the waiver is to be enforced. Each Party agrees that this Agreement’s invalidity for public policy reasons and/or its violation of federal cannabis laws is not a valid defense to any dispute or claim arising out of this Agreement. Each Party expressly waives the right to present any defense related to the federal illegality of cannabis and agrees that such defense shall not be asserted, and will not apply, in any dispute or claim arising out of this Agreement.

[Signature page follows]

Option Agreement

The Parties have executed this Agreement as of the date first set forth above.

STRICKLER:	/s/ J. Obie Strickler
J. Obie Strickler

GRU:	GROWN ROGUE UNLIMITED, LLC

	By:	/s/ J. Obie Strickler
	Name:	J. Obie Strickler
	Title:	February 4, 2021

[Signature Page to Option Agreement – Strickler/GRU]